JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199
December 30, 2004
VIA EDGAR

Brion R. Thompson, Esquire
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Response to Comments - Supplemental Response #2
     Rule 485(a) Filings of October 26, 2004 / December 13, 2004 Correspondence John Hancock California Tax-Free Income Fund - File No. 33-31675
     John Hancock Tax-Exempt Series - File No. 33-12947
     John Hancock Tax-Free Bond Trust - File No. 33-32246 (the "Registrants")

Dear Brion:

         The following is in response to our telephone conversation on December 30, 2004 regarding your additional comments on the filings and correspondence referenced above.

Comment #1: Prospectus p.20 - "Right to reject or restrict purchase or exchange
----------
orders"

You asked that we provide a description of how the Funds propose to implement the right to cancel purchases as related to the prospectus disclosure.

Response: Comment Accepted.
--------

A description of how trades would be cancelled is as follows:

Trades received each day are processed nightly on the DST mainframe. During the processing, DST applies systems edits to identify any trades that are not in good order. Each morning, our market timing monitoring staff reviews trades entered onto our systems the preceding night. Any trades that raise concerns (e.g., unknown broker id number or broker number of a known market timer) are raised, and, if necessary, researched prior to 11 a.m. If trades are identified that are in violation of a Fund's market timing policy, they are "cancelled" prior to 11 a.m., when all non-rejected trade data is then submitted to the applicable custodian bank.

If you would like to discuss further, I can arrange for you to speak with an individual who is familiar with the process.

Comment #2: SAI - Portfolio Dissemination Disclosure - Affiliated Persons
----------

With respect to the disclosure to Affiliated Persons, you asked that we be more specific about the frequency of disclosure for two categories of Affiliated
Persons: (1) fund auditors and (2) Manulife and its affiliates.

Response: Comment Accepted.
--------

We will revise the disclosure in question as follows:

     o The fund's certified public accounting firm, as identified under "Independent Registered Public Accounting Firm" in this Statement of Additional Information, and its employees who provide audit or other services to the fund - provision of information on an annual basis, such information being provided immediately after the end of the fund's fiscal year, in connection with the accounting firm's audit of financial statements.
     o Manulife, its affiliates and any of their employees, to the extent such entities or persons are acting in a legal, accounting, compliance, internal control or supervisory capacity but only to the extent that such access is required to enable those employees to perform their assigned duties which do not conflict with the interests of the fund - provision of information is not on a scheduled basis, but rather on an as-needed basis to perform the functions referenced above.

Please note that at this time it is hard for me to provide the typical frequency of disclosure to Manulife or its affiliates. I will look into this further and will attempt to make the language more specific in future filings.

If you have any additional questions or comments, please do not hesitate to contact me at (617) 375-1722.

Sincerely,


/s/Brian E. Langenfeld
Brian E. Langenfeld
Attorney and Assistant Secretary

                  JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199


December 30, 2004

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:   Rule 485(a) Filings of October 26, 2004 - Supplemental Response #2
      John Hancock California Tax-Free Income Fund - File No. 33-31675
      John Hancock Tax-Exempt Series - File No. 33-12947
      John Hancock Tax-Free Bond Trust - File No. 33-32246 (the "Registrants")


Ladies and Gentlemen,

In connection with the filing referenced above, please be advised that each Registrant hereby acknowledges that:

(1.) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
(2.) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(3.) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact Brian Langenfeld at (617) 375-1722 or myself at (617) 375-1702.

Sincerely,

_______*_______                             /s/ Susan S. Newton
       -                                    ---------------------
James A. Shepherdson                *By:    Susan S. Newton, Attorney-in-Fact
President and Chief Executive Officer       under Power of Attorney dated
                                            May 12, 2004